Morgan Crucible

RECEIVED

2008 OCT 14 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

3rd October 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commiss[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
USA

08005361

SEC
Mail Processing
Section

OCT 14 2008

Washington, DC
101

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

Enclosure

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

RNS Number : 0349F
Morgan Crucible Co PLC
03 October 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director BALI BANDHA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares N/A
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 02/10/2008 - GRANT OF A SHARESAVE OPTION UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004	18.	Period during which or date on which exercisable 01/12/2011 TO 31/05/2012

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) 5,680 ORDINARY SHARES OF 25p
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 169p PER SHARE	22.	Total number of shares or debentures over which options held following notification 5,680 - UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004
23.	Any additional information N/A	24.	Name of contact and telephone number for queries TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification

TRACEY BIGMORE
Date of notification 3RD OCTOBER 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director ANDREW RILEY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person	6.	Description of shares (including class), debentures or derivatives or financial

	referred to in 3 or 4 above or in respect of a non-beneficial interest N/A		instruments relating to shares N/A
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 02/10/2008 - GRANT OF A SHARESAVE OPTION UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004	18.	Period during which or date on which exercisable 01/12/2011 TO 31/05/2012
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		5,680 ORDINARY SHARES OF 25p
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 169p PER SHARE	22.	Total number of shares or debentures over which options held following notification 5,680 - UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004
23.	Any additional information N/A	24.	Name of contact and telephone number for queries TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
TRACEY BIGMORE
Date of notification 3RD OCTOBER 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected

Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director RALPH GOMARSALL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares N/A

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 02/10/2008 - GRANT OF A SHARESAVE OPTION UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004	18.	Period during which or date on which exercisable 01/12/2011 TO 31/05/2012
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) 3,408 ORDINARY SHARES OF 25p

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 169p PER SHARE	22.	Total number of shares or debentures over which options held following notification 5,298 - UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004
23.	Any additional information N/A	24.	Name of contact and telephone number for queries TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
TRACEY BIGMORE
Date of notification 3RD OCTOBER 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR

	THE MORGAN CRUCIBLE COMPANY PLC		3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director SIMON HALLIDAY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares N/A
7.	Name of registered shareholders(s) and, if more than one, the number of shares	8.	State the nature of the transaction

	held by each of them N/A		N/A
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when	16.	Date issuer informed of transaction N/A

	calculating percentage) N/A		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 02/10/2008 - GRANT OF A SHARESAVE OPTION UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004	18.	Period during which or date on which exercisable 01/12/2011 TO 31/05/2012
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) 5,680 ORDINARY SHARES OF 25p
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification 5,680 - UNDER THE MORGAN

	169p PER SHARE		CRUCIBLE SHARESAVE PLAN 2004
23.	Any additional information N/A	24.	Name of contact and telephone number for queries TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
TRACEY BIGMORE
Date of notification 3RD OCTOBER 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

			(i) ABOVE
3.	Name of person discharging managerial responsibilities/director ANDREW HOSTY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares N/A
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 02/10/2008 - GRANT OF A SHARESAVE OPTION UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004	18.	Period during which or date on which exercisable 01/12/2011 TO 31/05/2012
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) 4,544 ORDINARY SHARES OF 25p
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 169p PER SHARE	22.	Total number of shares or debentures over which options held following notification 5,489 - UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004

23.	Any additional information N/A	24.	Name of contact and telephone number for queries TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
TRACEY BIGMORE
Date of notification 3RD OCTOBER 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE

3.	Name of person discharging managerial responsibilities/director KEVIN DANGERFIELD	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares N/A
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 02/10/2008 - GRANT OF A SHARESAVE OPTION UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004 AND LAPSE OF A SHARESAVE OPTION UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004	18.	Period during which or date on which exercisable GRANT: 01/12/2011 TO 31/05/2012 LAPSE: 01/03/2010 TO 31/08/2010
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) GRANT - 5,680 ORDINARY SHARES OF 25p LAPSE - 4,725 ORDINARY SHARES OF 25p
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GRANT - 169p PER SHARE LAPSE - 200p PER SHARE	22.	Total number of shares or debentures over which options held following notification 5,680 - UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004

23.	Any additional information N/A	24.	Name of contact and telephone number for queries TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
TRACEY BIGMORE
Date of notification 3RD OCTOBER 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE

3.	Name of person discharging managerial responsibilities/director AMANDA WOODING	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares N/A
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 02/10/2008 - GRANT OF A SHARESAVE OPTION UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004	18.	Period during which or date on which exercisable 01/12/2011 TO 31/05/2012
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) 2,272 ORDINARY SHARES OF 25p
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 169p PER SHARE	22.	Total number of shares or debentures over which options held following notification 3,814 - UNDER THE MORGAN CRUCIBLE SHARESAVE PLAN 2004
23.	Any additional information N/A	24.	Name of contact and telephone number for queries

			TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification **TRACEY BIGMORE** **Date of notification 3RD OCTOBER 2008**

END

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